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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Farmers National Banc Corp.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

309627107

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(CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

June 4, 2014

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 309627107

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC  33-1033773

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

1,425,719

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,425,719

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,425,719

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.59%

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14

TYPE OF REPORTING PERSON*

IA

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 309627107

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1

NAME OF REPORTING PERSON

Frederick DiSanto

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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7

SOLE VOTING POWER

NUMBER OF

SHARES

60,200

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

60,200

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,200

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.32%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of farmers National Banc Corp.  The address of the issuer is 20 South Broad Street, Canfield, OH 44406.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners, LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business. Ancora purchased shares based on its belief that the value of the bank is in excess of the current share price. Ancora representatives have met with senior management of the Company and plan to continue to engage management and members of the Board of Directors in dialogue. Ancora Advisors, LLC reserves the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them.  In each case, in the open market or in privately negotiated transactions, to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.  Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Ancora purchased shares in the issuer based on its belief that the shares are undervalued relative to intrinsic value. In recent months Ancora has made a number of suggestions to company management and members of the Board that it believes could enhance shareholder value. These proposals have included, but are not limited to a potential board representative suggested by Ancora.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of June 5, 2014 and the percentage of the Shares outstanding represented by such ownership (based on 18,780,980 shares outstanding as of April 30, 2014):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	64,700	0.34%
Ancora Funds & Partnerships (2)	853,157	4.54%
Ancora Advisors SMA (3)	557,062	2.97%
Total	1,474,919	7.85%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” since our last filing.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
05/12/14	Buy	10,000	7.6150
05/13/14	Buy	200	7.7081
05/15/14	Buy	300	7.4899
05/16/14	Buy	3,216	7.5069
05/19/14	Buy	184	7.6377
05/20/14	Buy	100	7.5899
05/21/14	Buy	25,000	7.5533
05/22/14	Buy	3,900	7.4751
05/29/14	Buy	3,500	7.5225
05/30/14	Buy	91,800	7.6276
06/02/14	Buy	16,900	7.5426
06/03/14	Buy	6,600	7.6982
06/04/14	Buy	48,450	7.6408

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

June 6, 2014

ANCORA ADVISORS, LLC

By: /s/ Frederick DiSanto

    Frederick DiSanto

    Chief Executive Officer